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TOTAL S.A.
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Total Signs Heads of Agreement with SOCAR
for the Absheron Area in Azerbaijan
Paris, June 5, 2008 — Total announces today that it has signed a heads of agreement with Azerbaijan’s state-owned SOCAR, setting out the main terms of a production sharing agreement (PSA) for a license in the Absheron area.
Total will be the operator of the Absheron Block, with 60% interest, SOCAR holding 40%. This block is located in the Caspian Sea, 100 kilometres from Baku, in a water depth of around 500 metres.
This latest exploration contract will strengthen Total’s ties with Azerbaijan. The company will continue to support the development of Azerbaijan’s oil and gas industry over the long term.
Total E&P in Azerbaijan
Total has been present in Azerbaijan since 1996. Its production averaged around 11,000 barrels of oil equivalent per day in 2007.
The Group’s operations are primarily concentrated on the Shah Deniz field, in which it has a 10% interest. The field came on stream in December 2006. In November 2007, positive results were received from an appraisal well, which could lead to the launch of a second development phase for this field.
Total also has a 10% stake in South Caucasus Pipeline Company (SCPC), which owns the pipeline that carries Shah Deniz gas to Turkey and Georgia.
In addition, the Group has a 5% interest in the Baku-Tblisi-Ceyhan (BTC) oil pipeline from Baku to the Mediterranean Sea. In 2007, the pipeline was used in particular to export condensate from Shah Deniz.
The Group also directly participates in health, education and solidarity programs that are in line with its policies of sustainable development and investment in local communities.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com